# FORM 6-K
## SECURITIES AND EXCHANGE COMMISSION
**Washington, DC 20549**





## Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

**For the month of August, 2002**
**British Energy PLC**
(Exact name of Registrant as specified in its Charter)
**3 Redwood Crescent, Peel Park, East Kilbride, G74 5PR, Scotland**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.



Form 20-F............X.................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........................................ No..................X.................

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH ENERGY PLC

By: ______________________

Name: Robin Jeffrey

Title: Executive Chairman

Date: 9 September 2002

r:9043A
on on LSE
ber 2002

RESTORATION OF TRADING ON THE LONDON STOCK EXCHANGE

2 10:20am

wing security has been restored to trading on the London Stock Exchange
09/2002 10:20am following an announcement clarifying the Company's
financial position.

NERGY PLC

5.949% Guaranteed Bonds due 25/03/2003 (0-735-186)(GB0007351868)

fully paid

(Registered in principal amount of GBP1,000 or integral multiples thereof)

(Regulation S)

5.949% Guaranteed Bonds due 25/03/2003 (0-735-197)(XS0098581647)

fully paid

(Represented by notes to bearer)

(Regulation S)

6.077% Guaranteed Bonds due 25/03/2006 (0-735-131)(GB0007351314)

fully paid

(Registered in principal amount of GBP1,000 or integral multiples thereof)

(Regulation S)

6.077% Guaranteed Bonds due 25/03/2006 (0-735-175)(XS0098580755)

fully paid

(Represented by notes to bearer)

(Regulation S)

6.202% Guaranteed Bonds due 25/03/2016 (0-735-090)(GB0007350902)

fully paid

(Registered in principal amount of GBP1,000 or
Integral multiples thereof)

(Regulation S)
6.202% Guaranteed Bonds due 25/03/2016 (0-735-119)(XS0098579401)

fully paid

(Represented by notes to bearer)

(Regulation S)
'A' Shares of 60p each (0-738-033)(GB0007380339)

fully paid
American Depositary Receipt (3-158-456)(US1107933046)

fully paid

(Each representing 4 Ordinary Shares of GBP0.44
28/43 SPONS)
American Depositary Shares (10:1) (2-132-440)(US1107931065)
Ordinary Shares of 44 28/43p each (0-738-293)(GB0007382939)

fully paid

oration notice follows the earlier restoration to Official Listing
sued by the Financial Services Authority.

ve any queries relating to the above, please contact Securities
: at the London Stock Exchange on 020 7797 1579.

10:20 09 Sep RNS-REG-Official List Restoration - British Energy<BGY.L>

RNS Number:9029A
Official List
9 September 2002

NOTICE OF RESTORATION OF LISTING TO THE OFFICIAL LIST

(559)

09/09/2002 10:20 AM

RESTORATION

BRITISH ENERGY PLC

The Financial Services Authority ("the FSA") restores the securities set out below to the Official List effective from 09/09/2002 10:20 AM following an announcement clarifying the Company's immediate financial position.

| | |
|---|---|
| 5.949% Guaranteed Bonds due 25/03/2003 fully paid (Represented by notes to bearer) (Regulation S) | (0-735-197)(XS0098581647) |
| 5.949% Guaranteed Bonds due 25/03/2003 fully paid (Registered in principal amount of GBP1,000 or integral multiples thereof) (Regulation S) | (0-735-186)(GB0007351868) |
| 6.077% Guaranteed Bonds due 25/03/2006 fully paid (Represented by notes to bearer) (Regulation S) | (0-735-175)(XS0098580755) |
| 6.077% Guaranteed Bonds due 25/03/2006 fully paid (Registered in principal amount of GBP1,000 or integral multiples thereof) (Regulation S) | (0-735-131)(GB0007351314) |
| 6.202% Guaranteed Bonds due 2016 fully paid (Registered in principal amount of GBP1,000 or integral multiples thereof) (Regulation S) | (0-735-090)(GB0007350902) |
| 6.202% Guaranteed Bonds due 25/03/2016 fully paid (Represented by notes to bearer) (Regulation S) | (0-735-119)(XS0098579401) |
| 'A' Shares of 60p each | (0-738-033)(GB0007380339) |

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7943 0333 (option 3).



END
RENUKARRURRKRAR



Monday, 9 September 2002 10:20:04
RNS [nRNSI9029A]

09:15 09 Sep RNS-REG-British Energy PLC <BGY.L> Government Discussions Update

RNS Number:9015A
British Energy PLC
09 September 2002

Receipt of Immediate Financial Support

British Energy ("BE") announces that it has today entered into a facility agreement with the UK Government for up to £410 million to provide working capital for BE's immediate requirements and to allow BE to stabilise its trading position in the UK and North America. These arrangements provide collateral, where appropriate, for BE's trading counterparties and will allow BE to continue to trade in the electricity markets in which it operates.

This agreement matures on 27th September 2002. It is expected that discussions regarding longer term restructuring will commence shortly. The Board has reasonable grounds for believing that these discussions will be successful but there can be no certainty that this will preserve value for investors. The Board anticipates that if these discussions are not successful, the company may be unable to meet its financial obligations as they fall due and therefore the company may have to take appropriate insolvency proceedings.

The facility agreement is cross-guaranteed by the principal group entities (excluding Eggborough Power (Holdings) Limited, Eggborough Power Limited and the AmerGen interests) and contains a requirement to provide security as required by the Government and where the provision of such security would not cause a material default under any contract.

British Energy has a common interest with the Government in maintaining safety and security of electricity supply.



END
MSCMGGGLLLFGZZG

For related news, double click on one of the following codes:
[RNS] [ELC] [EUROPE] [WEU] [GB] [REG] [LEN]
[BGY.L\c]

For related price quotes, double click on one of the following codes:
<BGY.L>

Monday, 9 September 2002 09:15:17
RNS [nRNSI9015A]

19:00 05 Sep REG-Suspension on LSE British Energy Plc<BGY.L>

RNS Number:8359A
Suspension on LSE
05 September 2002

NOTICE OF TEMPORARY SUSPENSION OF TRADING ON THE LONDON STOCK EXCHANGE

(555)

05/09/2002 6:35PM

The following security has been temporarily suspended from trading on the London Stock Exchange from 05/09/2002 6:35PM pending clarification of the company's financial position.

BRITISH ENERGY PLC

| | |
|---|---|
| 5.949% Guaranteed Bonds due 25/03/2003 fully paid (Represented by notes to bearer) (Regulation S) | (0-735-197)(XS009858 |
| 5.949% Guaranteed Bonds due 25/03/2003 fully paid (Registered in principal amount of GBP1,000 or integral multiples thereof) (Regulation S) | (0-735-186)(GB000735 |
| 6.077% Guaranteed Bonds due 25/03/2006 fully paid (Represented by notes to bearer) (Regulation S) | (0-735-175)(XS009858 |
| 6.077% Guaranteed Bonds due 25/03/2006 fully paid (Registered in principal amount of GBP1,000 or integral multiples thereof) (Regulation S) | (0-735-131)(GB000735 |
| 6.202% Guaranteed Bonds due 2016 fully paid (Registered in principal amount of GBP1,000 or integral multiples thereof) (Regulation S) | (0-735-119)(GB000735 |
| 6.202% Guaranteed Bonds due 25/03/2016 fully paid (Represented by notes to bearer) (Regulation S) | (0-735-090)(XS009857 |
| 'A' Shares of 60p each fully paid | (0-738-033)(GB000738 |
| American Depositary Receipt fully paid (Each representing 4 Ordinary Shares of GBP0.44 28/43 SPONS) | (3-158-456)(US110793 |
| American Depositary Shares (10:1) | (2-132-440)(US110793 |
| Ordinary Shares of 44 28/43p each fully paid | (0-738-293)(GB000738 |

This suspension notice follows the earlier suspension from Official Listing Notice issued by the Financial Services Authority.

If you have any queries relating to the above, please contact Securities Management at the London Stock Exchange on 020 7797 1579.

This information is provided by RNS
The company news service from the London Stock Exchange

END
EXCVELFBLKBEBBK

Thursday, 5 September 2002 19:00:29
ENDS [nRNSE8359A]

18:37 05 Sep REG-British Energy PLC <BGY.L> Government Discussions

RNS Number:8350A
British Energy PLC
05 September 2002

5 September 2002

Discussions with Government
Statement Regarding Financial Position

British Energy ("BE") announces that it has initiated discussions with the UK Government with a view to seeking immediate financial support and to enable a longer term restructuring to take place.

The Government has informed BE that it is willing to enter into such discussions in which considerations of safety and security of supply will be paramount.

The Board has reasonable grounds for believing that these discussions will be successful but there can be no certainty that this will preserve value for investors. The Board anticipates that if these discussions are not successful, the company may be unable to meet its financial obligations as they fall due and therefore the company may have to take appropriate insolvency proceedings.

These discussions follow commercial negotiations with BNFL. BNFL yesterday delivered its formal proposals to BE and the terms offered by BNFL fell short of those which BE requires.

The Board is progressing the discussions for immediate financial support. However, the discussions over a longer term restructuring will be complex and are unlikely to be concluded in the near future. Any support from the Government will need to take into account both UK and EU regulations.

BE continues to operate its power stations in the UK and in North America to supply electricity and comply with all safety and other regulatory requirements.

Robin Jeffrey, Executive Chairman commented "Over the past several months we have worked hard to negotiate improved arrangements for waste management services and to lobby Government for a level playing field. It is now clear that there will be no prompt resolution to these issues. Having reviewed the longer term prospects for the business, the Board has concluded that we had no alternative other than to seek Government support. I will be working with my colleagues to secure the best outcome for everyone involved."

In addition, BE confirms that it is in the preliminary stages of exploring the possibility of a sale of its interest in Amergen Energy Company LLC.

MSCLAMPTMMMMBFT

Thursday, 5 September 2002 18:37:31
ENDS [nRNSE8350A]

18:35 05 Sep REG-Official List Suspension - British Energy<BGY.L>

RNS Number:8354A
Official List
5 September 2002

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST
(555)

05/09/2002 6:35 PM

TEMPORARY SUSPENSION

BRITISH ENERGY PLC

The Financial Services Authority ("the FSA") temporarily suspends the securities set out below from the Official List effective from 05/09/2002 6:35 PM pending clarification of the companys financial position.

| | |
|---|---|
| 5.949% Guaranteed Bonds due 25/03/2003 fully paid (Represented by notes to bearer) (Regulation S) | (0-735-197)(XS0098581647) |
| 5.949% Guaranteed Bonds due 25/03/2003 fully paid (Registered in principal amount of GBP1,000 or integral multiples thereof) (Regulation S) | (0-735-186)(GB0007351868) |
| 6.077% Guaranteed Bonds due 25/03/2006 fully paid (Represented by notes to bearer) (Regulation S) | (0-735-175)(XS0098580755) |
| 6.077% Guaranteed Bonds due 25/03/2006 fully paid (Registered in principal amount of GBP1,000 or integral multiples thereof) (Regulation S) | (0-735-131)(GB0007351314) |
| 6.202% Guaranteed Bonds due 2016 fully paid (Registered in principal amount of GBP1,000 or integral multiples thereof) (Regulation S) | (0-735-090)(GB0007350902) |
| 6.202% Guaranteed Bonds due 25/03/2016 fully paid (Represented by notes to bearer) (Regulation S) | (0-735-119)(XS0098579401) |
| 'A' Shares of 60p each fully paid | (0-738-033)(GB0007380339) |
| Ordinary Shares of 44 28/43p | [illegible] |

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7943 0333 (option 3).



END
SUSLAMPTMMTMBRT

Thursday, 5 September 2002 18:35:13
ENDS [nRNSE8354A]

ep REG-British Energy PLC <BGY.L> BE - OUTPUT STATEMENT

r:7395A
nergy PLC
ber 2002

, 4 SEPTEMBER 2002

NERGY plc - OUTPUT STATEMENT

of net output from all of British Energy's power stations in August is
he tables below, together with comparative data for the previous
year:-

| | 2001/02 | | | | 2002/03 | | | |
|---|---|---|---|---|---|---|---|---|
| | August | | Year to Date | | August | | Year to Date | |
| | Output (TWh) | Load Factor (%) | Output (TWh) | Load Factor (%) | Output (TWh) | Load Factor (%) | Output (TWh) | Load Factor (%) |
| r | 5.82 | 82 | 27.26 | 78 | 5.48 | 77 | 26.14 | 74 |
| | 0.41 | 28 | 2.64 | 37 | .04 | 3 | 1.08 | 15 |
| er<br>wned) | 2.3 | 100 | 8.4 | 99 | 1.8 | 77 | 8.7 | 75 |
| d) | 1.72 | 97 | 7.93 | 91 | 1.81 | 98 | 7.92 | 87 |

rmances of most of British Energy's reactors both in the UK and North
re well on track, after allowing for the higher number of planned
n the current year.

ust 2002, the Company announced that, following the unplanned outages
s, the target for nuclear output in the UK had been reduced from 67.5
TWh (plus or minus 1 TWh).

load factor for Bruce Power for the year to date in 2002/2003 is due
t being on planned maintenance outage for most of this period. The
r the year to date in 2001 cover a shorter period from Financial Close

2001.

UTAGES

r

utory outage was completed at Hunterston B and another started at
ness B.
age was carried out on one reactor at Dungeness B for refuelling and
e work on plant systems.
ad refuelling was carried out on both reactors at Heysham 2 and
y Point B and on one reactor each at Hunterston B and Torness.

it at Eggborough remained on outage in connection with the
lation of flue lining as part of the FGD programme. Another unit was
age for planned maintenance work.

er

returned to service from its planned maintenance outage and is
ed to be at full power later this week.

OUTAGES

s - As previously reported, one unit, which has been shutdown since
y, remained on outage to replace a gas circulator and to investigate
use of failure and the second unit was shut down in mid August to
igate vibrations in one of its gas circulators and to carry out a
mme of inspection.

| | | |
|---|---|---|
| d | 01355 262201 | (Investor Relations) |
| | 01355 262574 | (Media Enquiries) |
| Officer | 01452 652233 | (Media Enquiries) |

News Release on our web-site: www.british-energy.com

ELAEFE

4 September 2002 11:05:42
SD7395A]

g REG-British Energy PLC <BGY.L> Holding(s) in Company

:4126A
ergy PLC
2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

l relevant boxes should be completed in block capital letters.

of company

SH ENERGY PLC

2. Name of shareholder having a major interest

FIDELITY INTERNATIONAL LIMITED (FIL)

FIDELITY INTERNATIONAL LIMITED (FIL) AND ITS DIRECT AND INDIRECT SUSIDIARIES. THE NOTIFIABLE INTERESTS ALSO COMPRISE THE NOTIFABLE INTEREST OF MR EDWARD C JOHNSON 3RD, PRINCIPAL SHAREHODLER OF FIDELITY INTERNATIOHNAL LIMITED.

e state whether notification indicates that
in respect of holding of the shareholder
l in 2 above or in respect of a
eneficial interest or in the case of an
idual holder if it is a holding of that
n's spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE BELOW.

ENEFICIAL
r of shares/
t of stock
red

,400

6. Percentage of issued class

1.03%

7. Number of shares/amount of stock disposed

N/A

8. Percentage of issued class

N/A

of security

43P ORDINARY SHARES

10. Date of transaction

NOT DISCLOSED

11. Date company informed

27 AUGUST 2002

holding following this notification

4,522

13. Total percentage holding of issued class following this notification

7.26%

dditional information

15. Name of contact and telephone number for queries

ELOW PAUL HEWARD

TEL 01355 262 201

and signature of authorised company official

onsible for making this notification

HEWARD

otification 27 AUGUST 2002

ompany Announcements Office, Old Broad Street, London EC2N 1HP

acsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)

nquiries: Company Monitoring; UK Listing Authority

| REGISTERED/NOMINEE NAME | MANAGEMENT COMPANY | SHARES HELD |
|---|---|---|
| INEES LTD | FISL | 10,464,568 |
| HATTAN BANK LONDON | FISL | 1,615,370 |
| INEES LTD | FPM | 510,500 |
| | FPM | 110,800 |
| TRUST | FPM | 132,100 |
| EES LTD | FIL | 22,475,448 |
| INEES LTD | FIL | 1,420,936 |
| HATTAN BANK LONDON | FIL | 422,400 |
| NT HOLDINGS NOMINEE (UK) LIMITED | FIL | 315,100 |
| EW YORK LONDON | FIL | 7,065,700 |
| TRUST | FIL | 242,300 |
| NOMINEES LTD | FIL | 279,300 |



DAAEFE

August 2002 14:34:49
Sa4126A]

07:04 27 Aug REG-British Energy PLC <BGY.L> RECENT PRESS COMMENTS

RNS Number:3779A
British Energy PLC
26 August 2002

RECENT PRESS COMMENTS

British Energy notes recent press comments regarding the Company.

In May 2002, we announced that we were in discussions with BNFL on a wide range of issues including, fuel service arrangements, new nuclear build, the possible operation of Magnox Plant and transportation.

These discussions continue.

British Energy continues to inform the Government about the market environment in which we operate and the need to tackle market distortions including climate change levy exemption and business rates.

For further information contact:

| | | |
|---|---|---|
| Paul Heward | Investors Relations | 01355 262201 |
| Irene Clark | Media | 01355 262416 |
| Duty Press Office | Media | 01452 652233 |



END

SPCEALPKASSAEFE

Tuesday, 27 August 2002 07:04:14
ENDS [nRNSa3779A]

ug REG-British Energy PLC <BGY.L> Notification of Interest

r:2071A
nergy PLC
2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

ll relevant boxes should be completed in block capital letters.

| | | | |
|---|---|---|---|
| of company | | 2. | Name of director |
| ISH ENERGY | | | DR ROBIN JEFFREY |
| se state whether notification indicates that it n respect of holding of the shareholder named above or in respect of a non-beneficial rest or in the case of an individual holder if s a holding of that person's spouse or children r the age of 18 or in respect of an beneficial interest | | 4. | Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) |
| ER (2) ABOVE | | | AS PER (2) ABOVE |
| se state whether notification relates to a on(s) connected with the director named in 2 e and identify the connected person(s) | | 6. | Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary |
| ER (2) ABOVE | | | GENERAL COMPANY PEP REINVESTMENT OF DIVIDEND |

| | | | | | | |
|---|---|---|---|---|---|---|
| er of shares/ nt of stock ired | 8. | Percentage of issued class | 9. | Number of shares/amount of stock disposed | 10. | Percentage of issued class |

| | | | | | | |
|---|---|---|---|---|---|---|
| of security | 12. | Price per share | 13. | Date of transaction | 14. | Date company informed |
| RES | | 30p | | 14 AUGUST 2002 | | 16 AUGUST 2002 |

| | | |
|---|---|---|
| l holding following this notification | 16. | Total percentage holding of issued class following this notification |

tor has been granted options by the company please complete the following boxes.

| | | | |
|---|---|---|---|
| of grant | 18. | Period during which or date on which exercisable |
| amount paid (if any) for grant of the option | 20. | Description of shares or debentures involved: class, number |
| ise price (if fixed at time of grant) or ation that price is to be fixed at time of ise | 22. | Total number of shares or debentures over which options held following this notification |
| dditional information | 24. | Name of contact and telephone number for queries |
| | | Robert Armour - 01355 594 020 |

and signature of authorised company official responsible for making this notification

tification 20 AUGUST 2002



KDKFB

ugust 2002 16:43:18
T2071A]

g REG-British Energy PLC <BGY.L> Holding(s) in Company

:1423A
ergy PLC
2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

nt boxes should be completed in block capital letters.

of company

sh Energy plc

2. Name of shareholder having a major interest

Fidelity International Limited (FIL) and its direct and indirect subsidiaries. The notifiable interests also comprise the notifiable interest of Mr Edward C. Johnson 3rd, principal shareholder of Fidelity International Limited.

e state whether notification ates that it is in respect of ng of the shareholder named in 2 or in respect of a non-beneficial est or in the case of an individual r if it is a holding of that n's spouse or children under the age

eneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see below

r of shares/ t of stock red

,383

6. Percentage of issued class

0.24%

7. Number of shares/amount of stock disposed

N/A

8. Percentage of issued class

n/a

of security

43p ordinary shares

10. Date of transaction

Not disclosed

11. Date company informed

19 August 2002

holding following this notification

2,122

13. Total percentage holding of issued class following this notification

6.23%

dditional information

15. Name of contact and telephone number for queries

Sara Phillips 020 7678 7358

and signature of authorised company official

onsible for making this notification

Campbell
otification: 19 August 2002

| d / Nominee name | Management Company | Shares held |
|---|---|---|
| inees Ltd | FISL | 9,033,668 |
| hattan Bank London | FISL | 1,615,370 |
| inees Ltd | FPM | 104,100 |
| | FPM | 22,600 |
| Trust | FPM | 26,900 |
| | FPM | 22,600 |
| ees Ltd | FIL | 19,636,348 |
| inees Ltd | FIL | 676,636 |
| hattan Bank London | FIL | 313,500 |
| nt Holdings (UK) Limited | FIL | 315,100 |
| ew York London | FIL | 6,779,600 |
| Trust | FIL | 49,300 |
| Nominees | FIL | 56,400 |



LPAEFE

August 2002 15:50:34
SS1423A]

17:30 13 Aug REG-British Energy PLC <BGY.L> UK Nuclear Generation-Replcmt

RNS Number:9332Z
British Energy PLC
13 August 2002

The issuer advises that the following replaces the UK Nuclear Generation announcement released on 13 August 2002 at 16:15hrs under RNS: 9264Z.

In the penultimate paragraph, the issuer would like to clarify that it is now forecast that the generation from the BE nuclear power plants will be in the region of 63 plus or minus 1 TWh in the year 2002/3. This was previously reported as 63 + 1 TWh.

All other details remain unchanged. The full amended text appears below.

13th August 2002

BRITISH ENERGY PLC
OUTLOOK FOR UK NUCLEAR GENERATION

British Energy has reviewed its projected UK nuclear output for the current financial year. Currently 12 of the Company's 15 reactors are operating in line with plan. The position on the other three plants is;

a) As reported in the monthly production statements, Torness Reactor 2 has been shut down since mid-May. This was subsequent to vibration problems in one gas circulator, the replacement of which is currently underway. As outlined in the earlier announcement today, Torness Reactor 1 was taken out of service on 12th August to investigate vibrations in one of its gas circulators and a programme of inspection work has commenced. Although it is too early to conclude whether the problems experienced in unit 2 are similar to those in unit 1, as a matter of prudence we have included an allowance in our generation estimates to inspect all gas circulators in both units and to replace both of the defective circulators. The design of the Heysham 2 circulators is the same as those at Torness. Although there are no indications of unacceptable vibration on these units and they are currently both operating safely, again as a matter of prudence we have assumed a lost generation allowance for further investigation. The cost of the additional circulator work at Torness and Heysham is estimated to be up to £25m some of which may fall in 2003/04.

b) One unit at Dungeness B was shut down earlier this month for unplanned maintenance. Since the statutory 2-yearly planned maintenance programme was scheduled to start on 15th August, the start of this has now been brought forward to allow the repair work to be done in parallel with the other planned activities.

For the reasons outlined above, it is now forecast that the generation from the BE nuclear plants will be in the region of 63 plus or minus 1 TWh in the year 2002/03 compared with the originally planned generation of 67.5TWh. The cost of the lost generation will be partially offset by business interruption insurance. Our future generation plans are unchanged by these events.

There will be a teleconference for analysts and institutions hosted by Robin Jeffrey at 10.30am tomorrow, Wednesday, 14 August, details of which will be issued separately.

For further information:

END
MSCZGGMRNFKGZZM

Tuesday, 13 August 2002 17:30:22
ENDS [nRNSM9332Z]

r:9015Z
nergy PLC
2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

ant boxes should be completed in block capital letters.

me of company

itish Energy plc

2. Name of shareholder having a major interest

Brandes Investment Partners

ease state whether notification indicates lder, that it is in respect of holding of the areholder named in 2 above or in respect of non-beneficial interest or in the case of individual holder if it is a holding of at person's spouse or children under the e of 18

4. Name of the registered holder(s) and, if more than one the number of shares held by each of them

Approximately 370 custodian banks unaffiliated with Brandes Investment Partners

mber of shares/ ount of stock quired

t disclosed

6. Percentage of issued class

7. Number of shares/amount of stock disposed

Not disclosed

8. Percentage of issued class

of security

/43p ordinary shares

10. Date of transaction

Not disclosed

11. Date company informed

12th August 2002

tal holding following this notification

245,956 ORDINARY SHARES

446,926 AMERICAN DEPOSITORY RECEIPTS

13. Total percentage holding of issued class following this notification

9.3%

y additional information

15. Name of contact and telephone number for queries

ne                                   Sara Phillips 020 7678 7358

me and signature of authorised company official responsible for making this notification

ul Heward

otification: 13th August 2002

This information is provided by RNS
The company news service from the London Stock Exchange

DXAEFE

August 2002 11:39:06
SM9015Z]

ug REG-British Energy PLC <BGY.L> Torness Unplanned Outage

r:8925Z
nergy PLC
2002

13 August 2002

NERGY PLC

Torness Unplanned Outage

eactor 1 was taken out of service on 12 August to investigate
s on one of the gas circulators; a programme of inspection work has
.

ed in previous monthly output announcements, Torness Reactor 2 was
shut down in mid May due to the failure of a gas circulator. The
work is well advanced.

irculators at Heysham 2 are of a similar design to those at Torness.
nergy is undertaking a review to determine whether there are any
ons of the Torness shutdown. Meantime Heysham 2 continues to operate

nergy is quantifying the implications of the above for this year's
n forecast and a further statement will be made on this later today.

been some speculation regarding the unplanned outage at Dungeness
an earlier this month. The statutory two yearly planned maintenance
, scheduled to commence on 14 August, has now been brought forward to
repair work to be done in parallel with the other planned activities.

er information:

| | | |
|---|---|---|
| n | 01355 594 033 | (Investor Relations) |
| lace | 01355 262 574 | (Media) |

7

KKFFD

ugust 2002 09:59:50
M8925Z]

British Energy

Ref. No.:/1-14990/ 08/2002/14

9 September 2002

United States Securities and Exchange Commission
450 Fifth Street
NW
Washington
DC 20549
USA

<u>For the Attention of the Filing Desk – Room 1004</u>

Ladies and Gentlemen:

Dear Sirs

Please find enclosed pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934, one manually signed and seven conformed copies of British Energy's press releases dated to 9 September 2002, provided under cover of Form 6-K (the "Form 6-K"). The manually signed copy has been numbered sequentially from the first through the last page and the total number of pages contained in the Form 6-K has been set forth on the first page.

Please direct any questions or comments you may have regarding the enclosed to the undersigned on 011 44 1355 262201.

Kindly acknowledge receipt of these materials by date-stamping the enclosed copy of the letter and returning it using the pre-stamped envelope provided.

Yours faithfully
For BRITISH ENERGY PLC

Paul Heward

**Paul Heward**
Director of Investor Relations

Enc